ICW
3/4

13013211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
405

SEC FILE NUMBER
8- 53495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Wood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Silverwood Farm Place, 32 Pleasant Street
(No. and Street)

Sherborn, MA 01770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker
508-651-2194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson & LaGreca, P.C.
(Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Hodson-Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of MA
County of Middlesex

Sworn to and subscribed before me on the 26th day of February, 2013

Notary Public's Signature
My Commission Expires 8/14/16
Notary Public

J. Hodson-Walker
Signature

MANAGING PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

YEARS ENDED DECEMBER 31, 2012 AND 2011

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.

CPAs and Business Advisors

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

YEARS ENDED DECEMBER 31, 2012 AND 2011

CONTENTS

FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statements of financial condition of Silverwood Partners, LLC as of December 31, 2012 and 2011 and the related notes to the statements of financial condition that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverwood Partners, LLC as of December 31, 2012 and 2011, for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Forman, Itzkowitz, Berenson & LaGreca, P.C.

February 19, 2013

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31,			
	2012		2011	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	757,000	$	677,331
Property and Equipment		91,907		3,143
	$	848,907	$	680,474
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued expenses	$	141,650	$	158,761
Members' Equity		707,257		521,713
	$	848,907	$	680,474

The accompanying notes are an integral part of this financial statement.

Note 1 - Description of Operations

Silverwood Partners, LLC, located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies located throughout the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting Policies

(a) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $2,000. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(b) Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2012. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Company's income tax returns are subject to examination by taxing authorities generally for three years.

Note 2 - Summary of Significant Accounting Policies (Continued)

(d) Cash Equivalents

The Company considers amounts invested in money market mutual funds to be cash equivalents.

Note 3 - Property and Equipment

Property and equipment consist of the following:

	2012	2011
Equipment	$ -	$ 18,645
Furniture and fixtures	35,981	35,981
HVAC	10,080	-
Land improvements	13,500	-
Leasehold improvements	67,462	-
	127,023	54,626
Less accumulated depreciation	(35,116)	(51,483)
	$ 91,907	$ 3,143

Depreciation expense was $2,277 in 2012 and $1,796 in 2011.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The Company's net capital requirement were $9,433 and $10,584 at December 31, 2012 and 2011, respectively. The Company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. The Company had net capital of $615,350 in 2012 and $518,570 in 2011 which was in excess of the Company's required minimum net capital by $605,907 in 2012 and $507,986 in 2011.

Note 5 - Credit Risks

Throughout the year the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. Approximately $570,000 was at risk as of December 31, 2012, and $956,000 at December 31, 2011.

Note 6 - Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, and accounts payable and accrued expenses approximate their fair market value due to the short term maturities of these instruments.

Note 7 - Subsequent Events

Professional standards state that an entity is required to evaluate subsequent events through the date the financial statements are issued or are available to be issued. The Company has evaluated subsequent events through the date the report was available for issuance, February 19, 2013.

Note 8 - Contingency

The Company has filed suit against a former client, alleging breach of contract. The suit could result in a settlement or award by the court in favor of the Company. At this time, however, no estimate can be made as to the time or the amount, if any, of ultimate recovery.

The Company has clients that have future obligations to the Company based on future performance and sales of their businesses. These obligations may arise from (i) payments derived from sales of client's products in a given year, (ii) the liquidation of a reinvested equity stake by a business owner in a partial sale transaction, (iii) highly doubtful accounts receivable that require a client to obtain capital to fund and (iv) the return on invested capital of an investor represented by the Company in an investment transaction.